July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	CareMax, Inc.
Registration Statement on Form S-1
File No. 333-257574

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CareMax, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-257574), filed with the U.S. Securities and Exchange Commission on June 30, 2021, to 4:00 p.m., Eastern time, on July 15, 2021, or as soon as possible thereafter.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

CareMax, Inc.

By:	/s/ Kevin Wirges
Name:	Kevin Wirges
Title: Executive Vice President, Chief Financial Officer and Treasurer